EXHIBIT 20.2



                                 [VSOURCE LOGO]



July 19, 2005

To:      Holders of Series 2-A Convertible Preferred Stock

RE:      Reduction of Conversion Price

In accordance with the terms of the Certificate of Designation dated November 8, 2000 (the "Certificate") relating to the Series 2-A Convertible Preferred Stock (the "Series 2-A Preferred Stock") of Vsource, Inc. (the "Company"), the Company hereby certifies that as of the date hereof, the Conversion Price of its outstanding Series 2-A Preferred Stock has been adjusted to $4.51. As a result, a holder of Series 2-A Preferred Stock will receive 1.42 shares of the Company's common stock (the "Common Stock") for each share of Series 2-A Preferred Stock that is converted.

The foregoing adjustment has been made because on July 18, 2005 (the "Effective Date") 1,478 shares of a newly created class of Company preferred stock, Series 5-A preferred stock (the "Series 5-A Preferred Stock"), and warrants to purchase 886,800 shares of Common Stock were issued and sold for an aggregate purchase price of $1,478,000. If all of the warrants are exercised at the current exercise price of $0.50 per share, the Company would receive $443,400 or 886,800 multiplied by $0.50.

In accordance with Section 7d(6) of the Certificate, the Conversion Price was adjusted to $4.51, being the existing Conversion Price of $14.20 multiplied by a fraction,

     o the numerator of which was 2,554,251 being comprised of (A) 2,101,345 shares of Common Stock outstanding at the close of business on the day next preceding the Effective Date, plus (B) 135,310 shares of Common Stock which the aggregate consideration received (or deemed to have been received in the case of the warrants) by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then Conversion Price, plus (C) 317,596 shares of Common Stock underlying Other Securities and





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               7855 Ivanhoe Avenue, Suite 200, La Jolla, CA 92037

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     o    the denominator of which was 8,035,341, being comprised of (X)
          7,717,745 shares of Common Stock outstanding at the close of business on the Effective Date, after giving effect to the issue of Additional Shares of Common Stock, plus (Y) 317,596 of Common Stock underlying the Other Securities at the close of business on the Effective Date.

All terms not otherwise defined herein shall have the meaning set forth in the Certificate.

Sincerely,

/s/ James G. Higham

James G. Higham
Vice President and General Counsel










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               7855 Ivanhoe Avenue, Suite 200, La Jolla, CA 92037